Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Goldfield Corporation:

We consent to the incorporation by reference in the registration statements (No. 333‑72241 and No. 333-201028) on Form S-8 of The Goldfield Corporation of our reports dated March 14, 2018, with respect to the consolidated balance sheets of The Goldfield Corporation as of December 31, 2017 and 2016, and the related consolidated statements of income, cash flows, and stockholders’ equity for each of the years then ended, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10-K of The Goldfield Corporation.

/s/ KPMG LLP

Orlando, Florida
March 14, 2018
Certified Public Accountants